UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated November 19, 2008, reporting the election of Lyron Bentovim to its Board of Directors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2008	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems announces the election of Lyron Bentovim to its Board of Directors

Tel Aviv, Israel, November 17, 2008 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of intelligent document recognition, today announced the addition of Lyron Bentovim to its Board of Directors. William M. Landuyt and Yehezkel Yeshurun will be departing from the Board of Directors after serving for over four years each.

Mr. Bentovim is currently a Portfolio Manager for SKIRITAI Capital LLC, an investment advisor based in San Francisco. He brings with him over 15 years of industry experience, including his experience as a member of the board of directors at Three-Five Systems, Sunrise Telecom, Argonaut Technologies, RTW inc., and Ault inc. Prior to SKIRITAI Capital LLC, Mr. Bentovim served as the President, COO, and co-founder of WebBrix Inc., an innovative retail channel aiming to provide physical space and services for online retailers. Additionally, Mr. Bentovim spent time as a Senior Engagement Manager with strategy consultancies USWeb/CKS, the Mitchell Madison Group and McKinsey & Company. As a Senior Engagement Manager, Mr. Bentovim advised numerous Fortune 1000 companies in the Financial Services, Insurance, Retail, and Manufacturing sectors.

During his consulting career, Mr. Bentovim assisted companies in exploring and developing solutions in the areas of strategic planning and operational improvements. Specifically, he supported client companies in evaluating new market opportunities, assessing risk, formulating strategies and driving implementation efforts. Mr. Bentovim is experienced in evaluating Global 500 organizations and implementing strategies designed to streamline processes, reduce inefficiencies and achieve significant overhead reductions.

“Top Image Systems has proven itself to be a true leader in the input management space,” said Bentovim. “I’m looking forward to being part of such a strong company; providing sound oversight and direction to help TIS create value through the pursuit of additional revenue and market share in 2009.”

Mr. Bentovim has a MBA from Yale School of Management and a Law degree from the Hebrew University in Jerusalem. He currently lives in New Jersey with his wife and two children.

Dr. Ido Schechter, Chief Executive Officer of TIS commented, “We are extremely pleased to have Lyron Bentovim join TIS’s Board of Directors. Mr. Bentovim brings with him years of experience and we are confident he will be a strong asset to our board and the continued growth of TIS. We would also like to thank William Landuyt and Yehezkel Yeshurun for their dedication and continued support over the past few years.”

About Top Image Systems
Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Company Contact
Adi Bar-Lev (adi@TopImageSystems.com)
Director of Public and Investor Relations
Top Image Systems Ltd.
Tel: +972 3 767 9114